SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2009

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

RESOLUTION TO ISSUE EXCHANGEABLE NOTES — AMENDED
     On March 25, 2009, SK Telecom disclosed that it is amending the details of its disclosure on March 19, 2009 of its Board of Directors’ resolution to issue exchangeable notes. The amendments are as follows:

Amendment Date:	March 25, 2009

1. Relevant 6-K in connection with this Amendment	Resolution to issue exchangeable notes
2. Filing Date of the Relevant 6-K in connection with this Amendment	March 19, 2009
3. Reason for Amendment	Confirmation of pricing terms of the exchangeable bonds
4. Items to be Amended

Item			Before Amendment	After Amendment
2. Aggregate Principal Amount			Won 446,220,000,000	Won 460,019,235,200
2-1. (Offshore Issuance)	Aggregate Principal Amount (Currency)		US$300,000,000	US$332,528,000
	Exchange Rate		Won 1,487.4 to US$1.00	Won 1,383.4 to US$1.00
	Place of Issue		Asia, Europe or the U.S.A.	Asia and Europe
3. Use of Proceeds	Operational Funds (Won)		Won 83,454,003,970	Won 122,618,079,554
	Other Funds (Won)		Won 362,765,996,030	Won 337,401,155,646
4. Interest Rate	Up-front interest (%)		—	1.75%
	Interest at maturity (%)		—	1.75%
5. Maturity			—	April 7, 2014
6. Payment of Interest			—	Every 6 months
9. Exchange Option	Exchange Rate (%)		—	100%
	Exchange Price (Won/Share)		—	Won 230,010 per share
	Exchange Period	Begins	—	May 18, 2009
		Ends	—	March 24, 2014
10. Subscription Date			—	March 20, 2009
11. Closing Date			—	April 7, 2009
12. Lead Manager			—	Nomura, Barclays Capital, Citigroup, Credit Suisse, HSBC and SK Securities
17. Other Noteworthy Matters			- The Company plans to issue new exchangeable notes to refinance exchangeable notes issued in May 2004 that are due to mature in May 2009.	- The Notes are being issued to refinance exchangeable notes issued in May 2004 that are due to mature on May 27, 2009.
			- The type of bonds expected to be issued are registered non-guaranteed offshore exchangeable notes, and the aggregate principal amount is expected to be around US$300,000,000.	- The “Exchangeable Securities” in “9. Exchange Options” above may be changed, at the option of the holder of the Notes, to Global Depositary Shares representing the Company’s common shares.
- The denomination of the Notes would be US$100,000; the Notes are expected to be privately placed in the international financial markets.
- The interest rate on the Notes will be determined by taking account the market interest rate at the time of pricing, and the maturity is expected to be in the range of 3 to 7 years from issuance of the Notes.
- The Notes are expected to be exchangeable into approximately 2,000,000 common shares of the Company; the exchange period is expected to be 40 days from the issue date until 10 business days before maturity, which is subject to change.
- We will additionally disclose the aggregate purchase price, place of issue, interest, maturity, exchange option, subscription date, closing date, lead manager and whether this offering is exempt from Korean securities registration statement requirements when the terms of the Notes are finalized.
- The “Exchangeable Securities” in “9. Exchange Options” above may be changed, at the option of the holder of the Notes, to Global Depositary Shares representing the Company’s common shares.
- The exchange rate in “2-1. Offshore Issuance” above is the Won/US$ exchange rate as of the beginning of March 13, 2009.

     Incorporating the above amendments, the disclosure on Resolution to Issue Exchangeable Notes, as amended, should be as follows:
RESOLUTION TO ISSUE EXCHANGEABLE NOTES

1. Type of Bonds	Sequence Number	2	Type	Registered Non-guaranteed Offshore Exchangeable Notes (the “Notes”)
2. Aggregate Principal Amount	Won 460,019,235,200

2-1. (Offshore Issuance)	Aggregate Principal Amount (Currency)		332,528,000	US$: US Dollars
	Exchange Rate		Won 1,383.4 to US$1.00
	Place of Issue		Asia and Europe
	Listed Exchange		Singapore Exchange Securities Trading Limited
3. Use of Proceeds	Property and Equipment Funds		—
	Operational Funds		Won 122,618,079,554
	Investment (Won)		—
	Other (Won)		Won 337,401,155,646
4. Interest Rate	Up-front interest (%)		1.75%
	Interest at maturity (%)		1.75%
5. Maturity			April 7, 2014
6. Payment of Interest			Every 6 months
7. Redemption of Principal			One-time payment at maturity (in case exchange option is not exercised)
8. Method of Placement			Private placement
9. Exchange Option	Exchange Rate (%)		100%
	Exchange Price (Won/Share)		Won 230,010 per share
	Exchanged Securities		Registered common shares of the Company (treasury shares)
	Exchange Period	Begins	May 18, 2009
		Ends	March 24, 2014
10. Subscription Date			March 20, 2009
11. Closing Date			April 7, 2009
12. Lead Manager			Nomura, Barclays Capital, Citigroup, Credit Suisse, HSBC and SK Securities
13. Guarantor			—
14. Date of Board Resolution			3/13/2009
- Attendance of Outside Directors	In Attendance		5
	Absent		0
- Attendance of Audit Committee Member			In Attendance
15. Whether the offering is exempt from securities registration requirement and the reason			—
16. Any stock borrowings in relation to this offering — objective, number of shares, lender and borrower details, planned date of transfer			—
17. Other Noteworthy Matters			- The Notes are being issued to refinance exchangeable notes issued in May 2004 that are due to mature on May 27, 2009.
- The “Exchangeable Securities” in “9. Exchange Options” above may be changed, at the option of the holder of the Notes, to Global Depositary Shares representing the Company’s common shares.

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Vice President

Date: March 25, 2009